Exhibit 3.1

CIM Commercial Trust Corporation
Amendment No. 1 to Bylaws
The Bylaws of CIM Commercial Trust Corporation are amended by inserting the following provision after Article XIV thereof:

ARTICLE XV
EXCLUSIVE FORUM FOR CERTAIN LITIGATION
    Unless the Corporation consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, shall be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in the MGCL, other than any action arising under federal securities laws, including, without limitation, (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of any duty owed by any director or officer or other employee of the Corporation to the Corporation or to the stockholders of the Corporation or (iii) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the MGCL, the Charter or these bylaws, or (b) any other action asserting a claim against the Corporation or any director or officer or other employee of the Corporation that is governed by the internal affairs doctrine None of the foregoing actions, claims or proceedings may be brought in any federal or state court sitting outside the State of Maryland unless the Corporation consents in writing to such court.

    Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America, shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.